May 26, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long, Assistant Director
Re:	Beazer Homes USA, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed on November 5, 2010 File No.: 001-12822
Dear Ms. Long:
     This letter is being submitted by Beazer Homes USA, Inc. (the “Company”), in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 6, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-K, filed by the Company.
     For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” and “our” in the responses refer to the Company.

Securities and Exchange Commission
May 26, 2011

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Items Impacting Comparability Between Periods, page 38
Fiscal 2010 versus 2009, page 45
Liquidity and Capital Resources, page 46
1.	We note your proposed disclosures provided in response to prior comment four. Please ensure that you provide robust disclosures to provide readers with a full understanding of what the trailing 12-month non-GAAP measure represents and how you use such information. In providing this information, you should clarify phrases such as “flow-back of the impairments” and “impairment turns”
Response
We will address the Staff’s comments above in future filings and update our non-GAAP use disclosure, as applicable and included a preliminary response in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Segment Results- Homebuilding Gross Profit of our Form 10-Q for the quarter ended March 31, 2011 which was filed with the SEC on May 10, 2011 which we further enhanced for clarity below:

“In a given quarter, our reported gross margins arise from both communities previously impaired and communities not previously impaired. In addition as indicated above, certain gross margin amounts arise from recoveries of prior period costs, including warranty items that are not directly tied to communities generating revenue in the period. Home closings from communities previously impaired would, in most instances, generate very low or negative gross margins prior to the impact of the previously recognized impairment. Gross margins at each home closing are higher for a particular community after an impairment because the carrying value of the underlying land was previously reduced to the present value of future cash flows as a result of the impairment, leading to lower cost of sales at the home closing. This improvement in gross margin resulting from one or more prior impairments is frequently referred to in the aggregate as the “impairment turn” or “flow-back” of impairments within the reporting period. The amount of this impairment turn may exceed the gross margin for an individual impaired asset if the gross margin for that asset prior to the impairment would have been negative. The extent to which this impairment turn is greater than the reported gross margin for the individual asset is related to the specific historical cost basis of that individual asset.

The asset valuations which result from our impairment calculations are based on discounted cash flow analyses and are not derived by simply applying prospective gross margins to individual communities. As such, impaired communities may have gross margins that are somewhat higher or lower than the gross margin for unimpaired communities. The mix of home closings in any particular quarter varies to such an extent that comparisons between previously impaired and never impaired communities would not be a reliable way to ascertain profitability trends or to assess the accuracy of previous valuation estimates. In addition, since any amount of impairment turn is tied to individual lots in specific communities it will vary considerably from period to period. As a result of these factors, we review the

Securities and Exchange Commission
May 26, 2011

impairment turn impact on gross margins on a trailing twelve-month basis rather than a quarterly basis as a way of considering whether our impairment calculations are resulting in gross margins for impaired communities that are comparable to our unimpaired communities. For the trailing 12-month period, the homebuilding gross margin from our continuing operations was 5.9% and excluding interest and inventory impairments, it was 17.4%. For the same trailing 12-month period, homebuilding gross margins were as follows in those communities that have previously been impaired:

Homebuilding Gross Margin from previously impaired communities:
Pre-impairment turn gross margin	-10.4%
Impact of interest amortized to COS related to these communities	6.0%

Pre-impairment turn gross margin, excluding interest amortization	-4.4%
Impact of impairment turns	20.7%

Gross margin (post impairment turns), excluding interest	16.3%”

Financial Statements
(7) Borrowings
2.	We have read your response to prior comment six. You indicate that the TEU’s are publically traded and were issued at the current market price. The prepaid stock purchase contracts were initially valued at their relative fair value on the date of issuance. As a result, you determined that there was no beneficial conversion features associated with these instruments. We note however that your prepaid stock purchase contracts will convert to common stock based on the applicable settlement factor, which may vary between 3.5126 and 4.3029 shares per unit. With reference to the variable settlement factor, please disclose how you determined whether there is a beneficial conversion feature associated with your prepaid stock purchase contracts. Please cite the accounting literature used to support your conclusion.
Response
In determining our accounting for the prepaid stock purchase contract component of our TEUs (the PSPs), we considered Accounting Standards Codification (ASC) 480-10, “Distinguishing Liabilities from Equity” which provides accounting guidance for instruments similar to the PSPs. Specifically, ASC 480-10-55-51 states the following:
Some financial instruments that are composed of more than one option or forward contract embody an obligation to issue a fixed number of shares and, once those shares are issued, potentially to issue a variable number of additional shares. The issuer must analyze that kind of financial instrument, at inception, to assess whether the possibility of issuing a variable number of shares in which the monetary value of that

Securities and Exchange Commission
May 26, 2011

obligation meets one of the conditions in paragraph 480-10-25-14 is predominant. [Emphasis Added]
We acknowledge that the PSPs are composed of an obligation to issue a fixed number of shares and potentially to issue a variable number of additional shares, and, in consideration of ASC 480-10-55-51, we specifically assessed whether the possibility of issuing a variable number of shares is predominant as well as other factors. For example, we considered the fact that 1) the shares to be issued (i.e. settleable) under the PSPs are based on the fair value (i.e. stock price) of the Company’s common stock at the time of settlement and 2) there are no variations inversely related to changes in the fair value of Beazer’s common stock (no net share settlement permitted). We note, however, that ASC 480-10 does not define how the term “predominant” should be analyzed to determine if our PSPs (that would otherwise be an equity instrument) should be accounted for as a liability. Therefore, we considered that there are two possible outcomes: (1) the PSP’s can settle in a manner consistent with ASC 480-10 equity treatment (above or below the specified range) or (2) the PSPs can settle in a manner consistent with an ASC 480-10 liability treatment (within the specified range). In other words, if at inception it is more likely than not that the price on the settlement date will be between $5.81 and $7.12 (i.e. likelihood greater than or equal to 50%), the PSPs would be accounted for as a liability; if not, the PSPs would be accounted for as equity.

We engaged outside advisors to assist the Company in determining the likelihood of the Company’s stock price being between $5.81 and $7.12 on the settlement date. We considered factors such as:
•	The terms of the PSPs, including their maturity date of August 15, 2013 and the formula for adjustments to the range;

•	The volatility of our common stock;

•	The relationship of the price of our common stock at the date the PSPs were entered into versus the low and high end of the settlement range.
Specifically, in this analysis we used a price break confidence interval calculator in which we assumed a stock price volatility of 40%, a 10% drift and the stock price of $5.81 per share at the time the PSPs were issued, to determine that the probability of exceeding the threshold appreciation price of $7.12 was 42.4% and the probability of being below the Reference Price of $5.81 was 46.4%. In addition we considered the fact that the underlying stock price on the initial date of the offering of the PSPs was $5.81 which is the low end of the conversion ratio range. Furthermore, effective November 2, 2007, the Company’s board of directors suspended payment of quarterly dividends and, our ability to pay dividends is limited under the terms of certain of our debt instruments. Therefore, it is unlikely that the Company will issue dividends. However, if we did issue dividends, the anti-dilution provisions of the contract included as part of the PSPs would cause the share price range to shrink, which further substantiates the quantitative/probability analysis above.

Based on the above, we determined that the likelihood of issuing a variable number of shares upon conversion was not predominant and the PSPs did not meet any of the other criteria for liability accounting under ASC 480-10. As such we have accounted for the PSPs as equity and recorded the fair value of the PSPs, net of any issuance costs, as additional paid-in capital

Securities and Exchange Commission
May 26, 2011

(APIC). Upon issuance of the shares, we will transfer the applicable par value of the common stock issued from APIC to common stock.

In our analysis, we also considered the possibility of the existence of a beneficial conversion feature (BCF) related to the PSPs. Under ASC 470-20, a BCF is an embedded (i.e., nondetachable) conversion right that is in the money, or would be if a pre-specified contingency occurs, at the commitment date. A conversion feature is beneficial, or “in the money,” when the conversion rate is such that by converting the security, the investor obtains the underlying common stock at below market price. The PSPs are settled for fixed or semi-variable shares of common stock based on the market price of the underlying common stock. At the date of issuance, the instruments were valued at fair value and were not “in the money”. The conversion rate of 4.3029 per $25 TEU was based on the common stock price of $5.81 on the initial date of the offering. This conversion rate is fixed for stock prices at the conversion date below $5.81, meaning that the holder will never receive more shares than under the initial exchange ratio. It is also fixed for common stock prices at the conversion date above $7.12 and, as discussed above, we determined that it was not predominant that the stock price would fall between $5.81 and $7.12 which would result in a variable conversion rate. As a result, the Company concluded that there was no beneficial conversion feature associated with the PSPs and that the PSPs should be accounted for as equity as discussed above.
Quarterly Report on Form 10-Q for the Fiscal Quarter Ended December 31, 2010
General
3.	Please address the comments above in future filings, as applicable.
Response
We will address the Staff’s comments above in future filings, as applicable.
(4) Inventory
Inventory Impairments, page 15
4.	We have read your response to prior comment 10. Please confirm that you will expand your disclosures in future filings to include the information similar to what you provided in your response, including how many communities were on your “watch list” and results of your undiscounted cash flow analysis for those communities, including the carrying value of each community and the amount by which the undiscounted cash flows exceeded their carrying value. Please also ensure that you provide similar disclosure for any held for development inventories that may be included on your “watch list”.

Securities and Exchange Commission
May 26, 2011

Response
The Company acknowledges the Staff’s comment and will, beginning with our June 30, 2011 Form 10-Q, expand our inventory valuation disclosures to include the formulation of our watch list of communities and the results of the undiscounted cash flow analysis similar to the following:

“When conducting our community level review for the recoverability of our homebuilding inventories held for development, we establish a quarterly “watch list” of communities with more than 10 homes remaining that carry profit margins in backlog and in our forecast that are below a minimum threshold of profitability. In our experience, this threshold represents a level of profitability that may be an indicator of conditions which would require an asset impairment but does not guarantee that such impairment will definitively be appropriate. As such, assets on the quarterly watch list are subject to substantial additional financial and operational analyses and review that consider the competitive environment and other factors contributing to profit margins below our watch list threshold. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary which may call into question the recoverability of our investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

Our qualitative competitive market analyses include site visits to competitor new home communities and written community level competitive assessments. A competitive assessment consists of a comparison of our specific community with its competitor communities, considering square footage of homes offered, amenities offered within the homes and the communities, location, transportation availability, and school districts among many factors. In addition, we review the pace of monthly home sales of our competitor communities in relation to our specific community. We also review other factors such as the target buyer and the macro-economic characteristics that impact the performance of our assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to our sales prices may be required in order to make our communities competitive. We incorporate these adjusted prices in our quantitative analysis for the specific community.

The quantitative analysis compares the projected future undiscounted cash flows for each such community with its current carrying value. This undiscounted cash flow analysis requires important assumptions regarding the location and mix of house plans to be sold, current and future home sale prices and incentives for each plan, current and future construction costs for each plan and, the pace of monthly sales to occur today and into the future.

There is uncertainty associated with preparing the undiscounted cash flow analysis because future market conditions will almost certainly be different, either better or worse, than current conditions. The single most important “input” to the cash flow analysis is current and future home sales prices for a specific community. The risk of over or under-stating any of the important cash flow variables, including home prices, is greater with longer-lived communities and within markets that have historically experienced greater home price volatility. In an effort to address these risks, we have assumed modest home price and

Securities and Exchange Commission
May 26, 2011

construction cost appreciation beginning in either fiscal 2012 or fiscal 2013 if the community is expected to be selling for more than three years and/or if the market has typically exhibited high levels of price volatility. Absent these assumptions on cost and sales price appreciation, we believe the long-term cash flow analysis would be unrealistic and would serve to artificially improve future profitability. Finally, we also ensure that the monthly sales absorptions, including historical seasonal differences of our communities and those of our competitors, used in our undiscounted cash flow analyses are realistic, consider our development schedules and relate to those achieved by our competitors for the specific communities.

If the aggregate undiscounted cash flows from our quantitative analysis are in excess of the carrying value, the asset is considered to be recoverable and is not impaired. If the aggregate undiscounted cash flows are less than the carrying value, we perform a discounted cash flow analysis to determine the fair value of the community. The fair value of the community is estimated using the present value of the estimated future cash flows using discount rates commensurate with the risk associated with the underlying community assets. There were no discounted cash flow analyses performed for the quarter ended December 31, 2010. The discount rate used may be different for each community and ranged from 17% to 20% for the communities analyzed in the quarter ended December 31, 2009. The factors considered when determining an appropriate discount rate for a community include, among others: (1) community specific factors such as the number of lots in the community, the status of land development in the community, the competitive factors influencing the sales performance of the community and (2) overall market factors such as employment levels, consumer confidence and the existing supply of new and used homes for sale. If the determined fair value is less than the carrying value of the specific asset, the asset is considered not recoverable and is written down to its fair value plus the asset’s share of capitalized unallocated interest and other costs.

The following tables represent the results, by reportable segment of our community level review of the recoverability of our inventory assets held for development as of December 31, 2010 and 2009:

Securities and Exchange Commission
May 26, 2011

		Undiscounted Cash Flow Analyses Prepared
				Aggregate
	# of			Undiscounted
	Communities	# of	Book Value	Cash Flow as a
Segment	on Watch List	Communities	(BV)	% of BV
Quarter Ended December 31, 2010
West	2	1	$12,131	103.2%
East	2	1	3,086	104.4%
Southeast	1	—	—	n/a
Unallocated	—	—	1,070	n/a

Total	5	2	$16,287	103.2%

Quarter Ended December 31, 2009
West	10	7	$19,625	99.9%
East	4	3	7,949	114.1%
Southeast	4	4	12,736	92.9%
Unallocated	—	—	3,313	n/a

Total	18	14	$43,623	100.5%

	Results of Discounted Cash Flow Analyses Prepared
				Estimated Fair
	# of			Value of Impaired
	Communities	# of Lots	Impairment	Inventory at
Segment	Impaired	Impaired	Charge	Period End
Quarter Ended December 31, 2010
West	—	—	$—	$—
East	—	—	—	—
Southeast	—	—	—	—
Unallocated	—	—	—	—

Total	—	—	$—	$—

Quarter Ended December 31, 2009
West	4	138	$2,162	$7,329
East	1	18	868	2,321
Southeast	3	223	3,071	4,347
Unallocated	—	—	879	—

Total	8	379	$6,980	$13,997

We have elected to aggregate our disclosure at the reportable segment level because we believe this level of disclosure is most meaningful to the readers of our financial statements. As previously discussed, communities included on our “watch list” typically carry profit margins in backlog and in our forecast that are below a minimum threshold of profitability. The aggregate undiscounted cash flow fair value as a percentage of book value for the communities represented above is consistent with our expectations given our “watch list” methodology.”

Securities and Exchange Commission
May 26, 2011

We acknowledge the Staff’s request for disclosure in this area and will include in future filings disclosure, as necessary, for any other inventory we have considered on a “watch list”.
* * * * *
     In preparing our response to the Staff’s comments, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments you may have regarding our responses to the SEC Staff’s comments to me at (770) 829-3728.

Sincerely,
/s/ Kenneth F. Khoury
Kenneth F. Khoury
Executive Vice President and General Counsel

cc: Jessica Dickerson, Securities and Exchange Commission, Staff Attorney Robert L. Salomon, Beazer Homes USA, Inc., Senior Vice President, Chief Accounting Officer and Controller Patrick W. Macken, Esq., Troutman Sanders LLP